3/11 TC

03001502

BB 3/3

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 5 2003 WASH. D.C. SECTION

SEC FILE NUMBER
8- 52631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILLER BUCKFIRE LEWIS & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 AVENUE OF THE AMERICAS 42ND FL
(No. and Street)

NEW YORK | NY | 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAHONEY COHEN & COMPANY
(Name – *if individual, state last, first, middle name*)

1065 AVENUE OF THE AMERICAS | NEW YORK | NY | 10018
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 1 2 2003

OATH OR AFFIRMATION

I, MICHAEL ELPERN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLER BUCKFIRE LEWIS + CO, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATE R. GLEASON
Notary Public, State of New York
01GL6078609
Qualified in Queens County
Commission Expires 08/05/06

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 25 2003
WASH. D.C. 181 SECTION

MILLER BUCKFIRE LEWIS & CO., LLC
(Formerly RPI Securities, Inc.)

Statement of Financial Condition

December 31, 2002

(PUBLIC DOCUMENT)

MILLER BUCKFIRE LEWIS & CO., LLC
(Formerly RPI Securities, Inc.)

Index

MAHONEY COHEN & COMPANY, CPA, P.C.

INDEPENDENT AUDITOR'S REPORT

To the Member of
Miller Buckfire Lewis & Co., LLC

We have audited the accompanying statement of financial condition of Miller Buckfire Lewis & Co., LLC (formerly RPI Securities, Inc.) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of Miller Buckfire Lewis & Co., LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Mahoney Cohen & Company, CPA, P.C.

New York, New York
January 17, 2003

MILLER BUCKFIRE LEWIS & CO., LLC
(formerly RPI SECURITIES, INC.)
Statement of Financial Condition
December 31, 2002

ASSETS

Current assets:	
Cash and cash equivalents	$ 10,912,093
Accounts receivable	3,221,695
Prepaid expenses and other	225,460
Total current assets	14,359,248
Property and equipment, net	246,579
	$ 14,605,827

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable	$ 217,143
Accrued expenses and other liabilities	14,880
Total liabilities	232,023
Commitments (Note 8)	
Member's capital	14,373,804
	$ 14,605,827

See accompanying notes.

MILLER BUCKFIRE LEWIS & CO., LLC
(formerly RPI SECURITIES, INC.)
Notes to Statement of Financial Condition

Note 1 - Nature of Business

Miller Buckfire Lewis & Co., LLC (the "Company") was organized in Delaware on April 30, 2002, and through a merger with RPI Securities, Inc., an existing inactive Delaware corporation, the Company became a registered broker-dealer with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission. The Company is engaged in the business of providing restructuring and financial advisory advice and related services to distressed companies or enterprises. The Company does not hold funds or securities for, nor owe funds or securities to, any of its customers.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by accelerated methods over the assets' estimated lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the lease terms or the assets' useful lives.

Revenue Recognition

Monthly fees are recognized as revenue in the month that they are earned. Success fees are recognized as revenue when the amount is fixed and determinable by the Company.

Income Taxes

A limited liability company is not a tax paying entity at the corporate level. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes. Accordingly, there is no provision for federal and state income taxes on the income of the Company. The Company is subject to a New York City Unincorporated Business tax.

Note 2 - Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company considers cash on hand and amounts in money market funds to be cash and cash equivalents.

Note 3 - Concentration of Credit Risk

Cash

The Company maintains a cash balance at a bank. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. To date, the Company has not experienced any losses on such amounts.

The Company maintains an account with a stock brokerage firm. The account contains money market funds. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation. To date, the Company has not experienced any losses on such amounts.

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, reasonably short collection terms and geographic dispersion of revenue. Credit losses have been within management's expectations.

Note 4 - Property and Equipment

Property and equipment consists of:

Leasehold improvements	$ 232,702
Furniture and fixtures	93,176
Computer equipment	41,789
Software	7,317
	374,984
Less: Accumulated depreciation and amortization	128,405
	$ 246,579

Note 5 - 401(k) Plan

The Company sponsors a 401(k) defined contribution plan covering all employees. Employer contributions are discretionary.

Note 6 - Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k(2)(A) in that the Company carries no margin accounts, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $10,473,549 which exceeded the minimum requirement of $15,468 by $10,458,081. The Company's ratio of aggregate indebtedness to net capital was .02 to 1.

Note 8 - Commitments

Operating Lease

The Company rents office space in New York under a sublease agreement with an entity which has a profit-sharing interest in the Company's parent, which expires in June 2003. The Company has the option to extend the lease through October 2003. Minimum future lease payments remaining on the lease aggregate approximately $277,000.

Administrative Services Agreement

The Company entered into an administrative services agreement with an entity which has a profit-sharing interest in the Company's parent. Under the terms of the agreement, the related party is to provide support services and equipment to the Company through June 2003. The Company has the option to extend the agreement through October 2003. Minimum future payments under this agreement total approximately $107,000.

Note 8 - Commitments (Continued)

Management Services Agreement

The Company entered into a management services agreement with a third party. Under the terms of the agreement, the third party is to provide desktop publishing, equipment and office services-type functions to the Company through March 2005. Future minimum payments required under the agreement are as follows:

Year Ending December 31,	
2003	$ 562,000
2004	562,000
2005	140,000
	$ 1,264,000

SUPPLEMENTARY INFORMATION

MILLER BUCKFIRE LEWIS & CO., LLC
(formerly RPI SECURITIES, INC.)
(Supplementary Information)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2002

Net capital	
Total member's capital	$ 14,373,804
Deductions:	
A. Accounts receivable	3,221,695
B. Prepaid expenses and other	225,460
C. Property and equipment, at cost	246,579
Total deductions	3,693,734
Net capital before haircuts on securities	10,680,070
Haircuts on securities	
A. Money market funds	206,521
Net capital	$ 10,473,549
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable	$ 217,143
Accrued expenses and other liabilities	14,880
Total aggregate indebtedness	$ 232,023
Computation of basic net capital requirement	
Minimum net capital required	$ 15,468
Excess net capital at 1,500 percent	$ 10,458,081
Excess net capital at 1,000 percent	$ 10,450,346
Ratio: Aggregate indebtedness to net capital	.02 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5 Part IIA filing.